DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESH
LONDON

15, AVENUE
75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


03024784

File No. 82-4939

SUPPL

July 23, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


JUL 23 2003

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Event dated July 7, 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

dlw 7/24

GRUPO FERROVIAL, S.A., in compliance with the provisions of Article 82 of the Securities Market Law (Ley de Mercado de Valores), hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

On 27 June 2003, Ferrovial's Board of Directors approved a stock option remuneration programme for executives involving a maximum of 1,800,000 own shares (1.28% of capital).

The plan will be formally arranged this month, and will be implemented over three to six years.

The beneficiaries of the plan are executives who are neither members of the Management Committee nor answerable to the Board of Directors' dependent bodies. They must pay the option price established by the Nomination and Remuneration Committee.

In order to hedge against future appreciations by the Company's shares, the Board of Directors also approved the arrangement of a hedge with a bank, which will be in effect while the programme is applicable.

In order to facilitate this hedge, Grupo Ferrovial will transfer a maximum of 1,800,000 own shares to the bank.

Madrid, 7 July 2003

José María Pérez Tremps
Director and Company Secretary, Grupo Ferrovial, S.A.